FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                         For the month of    April, 2007
                                          ---------

                         PROGEN PHARMACEUTICALS LIMITED
                         ------------------------------
                 (Translation of registrant's name into English)

                16 BENSON ST, TOOWONG.  QUEENSLAND 4066, AUSTRALIA
                --------------------------------------------------
                    (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F  X  Form 40-F
                                      ---           ---

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes     No  X
                                       ---    ---

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 ------------

     Attached as Exhibit 99.1 is a copy of the Company's announcement - Appendix 3B Revised, dated April 26, 2007.


                                   SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Progen Pharmaceuticals Limited

                                       /s/ Linton Burns

Date: April 26, 2007                   By: Linton Burns, Company Secretary


                                  EXHIBIT INDEX

Exhibit Number                       Description
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Exhibit 99.1       Copy of the Company's announcement - Appendix 3B Revised,
                   dated April 26, 2007.